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Exhibit 99.1

[DRAXIS LOGO]

For Immediate Release
March 31, 2004

DRAXIS Announces $20 Million "Bought Deal" Financing

Proceeds to be used to acquire outstanding minority interest in manufacturing subsidiary, DRAXIS Pharma Inc.

        Mississauga, Ontario, March 31, 2004—DRAXIS Health Inc. (TSX: DAX, Nasdaq: DRAX), has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 3,053,436 units of the Company at a purchase price of C$6.55 per unit, for aggregate gross proceeds of C$20,000,000. DRAXIS has granted the underwriters an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds of up to C$3,000,000. Each unit will consist of one common share of the Company and one-half of one share purchase warrant. Each whole warrant will entitle the holder to acquire one common share of the Company at a price of C$8.50 at any time prior to two years from the date of the closing of the offering.

        DRAXIS has entered into a binding letter of intent with Société générale de financement du Québec ("SGF") to acquire its 32.7% interest in the Company's manufacturing subsidiary, DRAXIS Pharma Inc. ("DPI"). DRAXIS will use the proceeds of the offering to pay C$13 million cash to SGF and to repay approximately C$6 million in debt owed by DPI. The transaction with SGF is expected to close on or about April 19, 2004.

        The common shares and warrants comprising the units to be issued under this offering will be offered by way of a short form prospectus in all of the provinces in Canada and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities act of 1933, as amended.

        The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the NASDAQ.

        The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

        This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States to, or for the account or benefit of U.S. persons absent registration or an applicable exemption from the registration requirements.

About DRAXIS Health Inc.

        DRAXIS Health Inc. is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. DRAXIS Health employs nearly 400 staff and reported revenues in 2003 in excess of US$49 million.

        Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston, Investor Relations
Phone: 877-441-1984

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DRAXIS Announces $20 Million "Bought Deal" Financing